

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 16, 2021

Kenneth Cleary
Chief Financial Officer
SCHOLASTIC CORP
557 Broadway
New York, NY 10012

> **Re: SCHOLASTIC CORP**
> **Form 10-K for Fiscal Year Ended May 31, 2020**
> **Filed July 27, 2020**
> **Form 8-K filed on December 17, 2020**
> **File No. 0-19860**

Dear Mr. Cleary:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing